Filed by The Bank of New York Company, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: The Bank of New York Company, Inc. (Commission File No.: 1-06152)

Mellon Financial Corporation (Commission File No.: 1-07410)

The following is an email sent by Thomas A. Renyi to all employees of The Bank of New York Company, Inc. on December 4, 2006:

Subject: The Bank of New York Company, Inc. and Mellon Financial Corporation Agree to Merge

Dear Colleagues,

Today I am proud to announce the agreement to merge two great companies, The Bank of New York Company, Inc. and Mellon Financial Corporation, creating a new global market leader in securities servicing and asset management. We are convinced that this is a powerful combination and one that, in today’s competitive environment, will provide the kind of long-term growth and viability that our shareholders demand and our employees can depend on.

Over the past decade, both The Bank of New York and Mellon have been working to transform our respective businesses in response to changing markets and opportunities. The result of this hard work has been the creation of two of the most respected providers in our industry globally. You should all be proud of your contributions to The Bank of New York’s reputation and success.

You will also play an important part in the success of this merger. Through this time of change, we must stay focused on our clients. A small group will be preparing for the close of the transaction by the third quarter of 2007. For the rest of us, it is business as usual. Our clients expect – and deserve – the same enthusiasm and excellent service you have been providing all along. I am confident that you will deliver on this promise.

Our new company will be called The Bank of New York Mellon Corporation and will be headquartered in New York, which will provide a key competitive advantage. The Bank of New York Mellon will also remain committed to a continuing strong and growing employee presence in Mellon’s home city of Pittsburgh, which will be home to several businesses and a center of excellence for technology, operations, and administration. I will serve as Executive Chairman of the combined entity, with primary responsibility for the successful integration of our two companies, until my retirement 18 months after the close of the transaction. Mellon CEO Bob Kelly will serve as Chief Executive Officer of the new Company and will also assume the title of Chairman at my retirement. Bank of New York President Gerald Hassell will be President of the new company. Bob and Gerald will work closely together to oversee strategy and the execution of our business plan.

The merger will combine powerful franchises with global leadership positions in a wide array of complementary businesses, including securities servicing, asset management and private wealth management. We will be the world’s leading asset servicer, with $16.6 trillion in assets under custody, and corporate trustee, with $8 trillion in assets under trusteeship, and will rank among the top ten global asset managers, with more than $1.1 trillion in assets under management. With a combined pro forma market capitalization of approximately $43 billion, The Bank of New York Mellon will be the 11th largest U.S. financial institution and a true global financial services growth company.

The business reasons for the merger are clear and compelling. But more than that, the combination of these two companies makes tremendous sense in terms of culture and commitment. We share very similar missions and values – particularly in terms of client service, integrity and excellence. Both institutions also share the firm conviction that our people are the source of our strength.

It is our commitment to our employees – individually and collectively – that I want to reinforce today. As we merge the many talents of our two organizations into one winning team, we will create a unique and inclusive culture that will open new opportunities for professional and personal growth for our people.

Prompt and clear communication will be the hallmark of this merger. This will include frequent e-mails, global town hall meetings and conference calls, and ongoing updates on our employee intranets. In addition, our senior management team will be visiting many offices to meet with you and to listen to what is on your minds.

As with any merger of this size, there will be overlap in job responsibilities, and we want to be straightforward about this from the start. Following the close of the transaction by the third quarter of 2007, approximately 10 percent of our combined workforce of 40,000 will be reduced over a three-year period. We will rely on normal attrition wherever possible, and we will provide extensive support to eligible employees who are affected. Though it is too early to determine exactly where the impact will be felt, we are committed to timely communication as decisions are made.

I know that you will have many more questions about this merger than can possibly be answered in this announcement. For your immediate information, you can refer to the press release, transaction fact sheet and employee Q&As posted on myWorld (myworld.bankofny.com). Your managers and other senior executives will also be reaching out to you in team meetings.

In closing, I would like to reiterate my enormous enthusiasm for this historic merger of two great institutions. It is my strong belief that this transaction marks a new era in our industry and that together we will forge a new and unique global financial services leader. I look forward to building that future with you.

Sincerely,

Thomas A. Renyi
Chairman and CEO

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

The information presented here may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including (i) statements about the expected benefits of the transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation, including future financial and operating results, cost savings, enhanced revenues, expected market position of the combined company, and the accretion or dilution to reported earnings and to cash earnings that may be realized from the transaction; (ii) statements about The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “will,” “highly attractive,” “expect,” “extraordinarily strong and rapidly growing competitor,” “synergies,” “opportunities,” “superior returns,” “expect,” “well-positioned,” “pro forma,” and similar phrases. These statements are based upon the current beliefs and expectations of The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s management and are subject to significant risks and uncertainties. Actual results may differ from those indicated in the forward-looking statements. We will not update these statements as a result of changes in circumstance or new facts, or for any other reason.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) The Bank of New York Company, Inc.’s or Mellon Financial Corporation’s shareholders may fail to approve the transaction; (7) a weakening of the economies in which the combined company will conduct operations may adversely affect our operating results; (8) the U.S. and foreign legal and regulatory framework could adversely affect the operating results of the combined company; and (9) fluctuations in interests rates, currency exchange rates and securities prices may adversely affect the operating results of the combined company. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov).